15026054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Kepler Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue 28th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Lavagnino (212) 710-7625
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2015
REGISTRATIONS BRANCH
14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Christopher Kerr Lavagnino, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Kepler Capital Markets, Inc. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO, COO and CCO

Title

DAVID LEVER
Notary Public, State of New York
No. 01LE6166345
Qualified In New York County
Commission Expires May 21, 2015

Subscribed and sworn

to before me

This report contains (check all applicable boxes):

[x] Independent Registered Public Accounting Firm's Report.

[x] Facing Page

[x] Statement of Financial Condition.

[ ] Statement of Income.

[ ] Statement of Changes in Stockholder's Equity.

[ ] Statement of Cash Flows.

[ ] Computation of Net Capital.

[ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.

[ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

***For conditions of confidential treatment of certain portions of this filing, see section240.17a5(e)(3).*

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Table of Contents

	Page
Facing Page and Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To Kepler Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Roseland, New Jersey
March 30, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	5,380,899
Restricted cash		280,280
Property and equipment (net of accumulated depreciation of $1,532,318)		209,776
Due from broker		537,613
Due from Parent		995,484
Prepaid expenses and other assets		490,002
Commissions receivable		275,148
Accounts receivable, net of allowance for doubtful accounts of $12,098		232,903
Deferred tax asset		1,229,111
Total assets	$	9,631,216
Liabilities and Stockholder's Equity		
Compensation payable	$	336,814
Accrued expenses and other liabilities		927,784
Deferred rent liability		104,425
Total liabilities		1,369,023
Commitments (Note 5)		
Common stock ($.01 par value; 1,000 shares authorized, 100 issued and outstanding)		1
Additional paid-in-capital		11,713,982
Accumulated deficit		(3,451,790)
Total stockholder's equity		8,262,193
Total liabilities and stockholder's equity	$	9,631,216

See accompanying notes to statement of financial condition.

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Notes to Statement of Financial Condition
December 31, 2014

(1) Nature of Operations

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC), a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company maintains two branch office locations in Boston and San Francisco, in addition to the North American headquarters located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Capital Markets, S.A. ("Parent"), a French "Enterprise d'Investissement" (Investment Company) registered with the Banque de France. The Parent also conducts business with the trade name "Kepler Cheuvreux". The Parent provides independent equity research and execution services to institutional customers with branch offices and subsidiaries in Amsterdam, Frankfurt, Geneva, London, Madrid, Milan, New York, Paris, Stockholm, Zurich, Vienna and Warsaw.

The Company acts as a broker for North American institutional customers in the purchase and sales of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company executes and clears foreign trades through the Parent on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. The Company clears and settles U.S. equities and ADRs on a fully disclosed basis through Credit Agricole Securities (USA) Inc. ("CAS"), a U.S. clearing firm.

The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

(b) Concentration of Credit Risk

The Company maintains substantially all of its cash balances at one major unaffiliated financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

(c) ***Fixed assets***

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term and the useful life.

(d) ***Income Taxes***

The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

(3) Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2014, the Company had net capital of $4,549,489, which exceeded the required net capital by $4,299,489.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii).

(4) Fixed assets

Fixed assets at December 31, 2014 consists of:

Furniture	$ 228,388
Equipment	650,573
Leasehold improvement	863,133
	1,742,094
Less: Accumulated depreciation and amortization	(1,532,318)
	$ 209,776

(5) Commitments and Contingencies

The Company leases office space under a non-cancelable lease agreement, which expires September 30, 2016. The future minimum annual base rent payments under this agreement are as follows:

Year Ending December 31,	Total Commitments
2015	$ 260,581
2016	195,435
	$ 456,016

The lease has provisions for escalations based on defined terms within the agreement. The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

The Company has been named as a respondent in an arbitration by a former customer. The Company has denied all of the claimant's allegations of wrongdoing and is vigorously defending the matter. Since the outcome of this matter is uncertain, and the Company, after consultation with legal counsel, has determined that no reasonable estimate of losses, if any, can be made, there is no accrual for this matter at December 31, 2014.

(6) Related-Party Transactions

Pursuant to the annex to a Master Service Agreement the Company paid service fees to the Parent for managerial, administrative, and technology services. The Due from Parent balance of $995,484 is the net of the commission receivables and the amounts payable for execution and service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

(7) Employee advances and loans

As part of the Company's employee retention plan, the Company will periodically grant employee advances and forgivable loans. Such advances and forgivable loans are non-interest bearing and must be repaid in full if the employee resigns or is terminated for cause before the date such amount is deemed earned. At December 31, 2014, the forgivable loan balance of approximately $180,000 will be earned as of December 31, 2018.

(8) Due from and to Broker

The Company established a fully disclosed clearing agreement with CAS to clear and settle U.S. equities and ADRs. At December 31, 2014, the receivable from clearing broker of $537,613 which includes a clearing deposit of $500,000 and a receivable from clearing broker for commissions earned net of execution charges as an introducing broker for the transactions of its customers.

(9) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of approximately $1,229,000 as of December 31, 2014. Most of the deferred tax asset balance is related to federal and state and local net operating loss (NOL) carryforwards which begin to expire in 2030. The Company has no deferred tax liability balance as of December 31, 2014.

Management believes that the net deferred tax assets are not subject to a valuation allowance as of December 31, 2014. Based upon an evaluation of the available evidence, both positive and negative, the likelihood of realization of the deferred tax assets is more likely than not. The Company has demonstrated a history of generating taxable income and utilizing its net operating loss carryover for three consecutive years.

The difference between the statutory rate of 34% and the effective rate of 116.5% for 2014 is primarily due to the reversal of the valuation allowance.

The Company remains subject to U.S. Federal, New York State and City tax audits for all periods subsequent to 2011.

(10) Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(11) Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 30, 2015, the date the statement of financial condition was issued.